AMENDMENT NO. 4 TO LOAN AND SECURITY AGREEMENT

This AMENDMENT NO. 4 TO LOAN AND SECURITY AGREEMENT (this “Amendment”) dated as of August 17, 2010 is by and among Keystone Consolidated Industries, Inc., a Delaware corporation (“Keystone”), Engineered Wire Products, Inc., an Ohio corporation (“EWP”), Keystone-Calumet, Inc., a Delaware corporation (“KCI”), F V Steel and Wire Company, a Wisconsin corporation (“F V Steel” and, together with Keystone, EWP and KCI each individually a “Borrower” and collectively, “Borrowers”), Keystone Energy Resources, LLC, a Delaware limited liability company (“KER”), the parties hereto as lenders (each individually, a “Lender” and collectively, “Lenders” as hereinafter further defined) and Wells Fargo Capital Finance, LLC (f/k/a Wachovia Capital Finance Corporation (Central)), in its capacity as agent for Lenders (in such capacity, “Agent”).  Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Loan Agreement (defined below).

R E C I T A L S:

WHEREAS, Borrowers, the Agent and the Lenders have entered into that certain Loan and Security Agreement dated as of August 31, 2005 (as amended, the “Loan Agreement”);

WHEREAS, Borrowers have requested that Agent and Lenders agree to certain amendments to the Loan Agreement as set forth herein; and

WHEREAS, Agent and Lenders have agreed to such amendments upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1   Amendments to the Loan Agreement.  Immediately upon the satisfaction of each of the conditions precedent set forth in Section 2 below, the Loan Agreement is hereby amended as follows:

(a)  The definition of “Adjusted Eurodollar Rate” set forth in Section 1 of the Loan Agreement is hereby amended by deleting the last sentence set forth therein.

(b)  The definition of “Applicable Margin” set forth in Section 1 of the Loan Agreement is hereby amended by amending and restating the definition of “Applicable Margin” to read as follows:

“Applicable Margins” shall mean, at any time, as to the Interest Rate for Prime Rate Loans, Eurodollar Rate Loans and the letter of credit fee on the outstanding undrawn amount of Letter of Credit Obligations, the applicable row of per annum rates set forth below if the average daily Excess Availability for all Borrowers in the aggregate during the immediately preceding calendar quarter is at or within the amounts indicated for such row:

Excess Availability	Applicable Margin for Prime Rate Loans	Applicable Margin for Eurodollar Rate Loans	Applicable Margin for Letter of Credit Obligations
(a) Greater than or equal to $15,000,000	0.25%	2.00%	2.00%
(b) Less than $15,000,000	0.50%	2.25%	2.25%

provided however, that, beginning on the date hereof and continuing through September 30, 2010, the Applicable Margins shall be those per annum rates designated in row (a) above.  Commencing on the first Business Day of October 1, 2010 and thereafter on the first Business Day immediately following each calendar quarter, the Applicable Margins shall be adjusted based on the average daily Excess Availability for all Borrowers in the aggregate for the calendar quarter most recently ended.”

    (c)  The definition of “Borrowing Base” set forth in Section 1 of the Loan Agreement is hereby amended by amending and restating clause (a) of the definition of “Borrowing Base” to read as follows:

                      “(a)           the amount equal to: (i) eighty-five (85%) percent of the Eligible Accounts of such Borrower, plus (ii) the lesser of (A) the Inventory Loan Limit for such Borrower or (B) the sum of: (1) the lesser of sixty-five (65%) percent multiplied by the Value of the Eligible Inventory of such Borrower consisting of finished goods or eighty-five (85%) percent of the Net Recovery Percentage multiplied by the Value of such Eligible Inventory, plus (2) the lesser of sixty (60%) percent multiplied by the Value of the Eligible Inventory of such Borrower consisting of raw materials or eighty-five (85%) percent of the Net Recovery Percentage multiplied by the Value of such Inventory, plus (iii) the Fixed Asset Loan Value, minus”

       (d)  The definition of  “Eligible Accounts” set forth in Section 1 of the Loan Agreement is hereby amended by amending and restating clauses (m) and (n) in their entirety to read as follows:

“(m)  the aggregate amount of such Accounts owing by a single account debtor or its Affiliates do not constitute more than twenty (20%) percent (or (i) in the case of Tractor Supply, thirty (30%) percent and (ii) in the case of MMI Products, Inc., twenty-five (25%) percent) of the aggregate amount of all otherwise Eligible Accounts (but the portion of the Accounts not in excess of the applicable percentages may be deemed Eligible Accounts);

(n) such Accounts are not owed by an account debtor who has Accounts unpaid more than sixty (60) days after the original invoice date for them which constitute more than twenty (20%) percent (or (i) in the case of Tractor Supply, thirty (30%) percent and (ii) in the case of MMI Products, Inc. twenty-five (25%) percent) of the total Accounts of such account debtor;”

    (e)  The definition of “Fixed Charges” set forth in Section 1 of the Loan Agreement is hereby amended by adding a new sentence to the end of such definition to read as follows:

“This definition of Fixed Charges shall exclude any prepayment made in respect of the Peoria Debt.”

    (f)  The definition of “Interest Rate” set forth in Section 1 of the Loan Agreement is hereby amended and restated to read as follows:

“Interest Rate” shall mean,

(a)           Subject to clauses (b) and (c) of this definition below:

(i)	as to Prime Rate Loans, a rate equal to the Applicable Margin for Prime Rate Loans then in effect plus the Prime Rate,

(ii)
as to Eurodollar Rate Loans, a rate equal to the Applicable Margin for Eurodollar Rate Loans then in effect plus the Adjusted Eurodollar Rate (in each case, based on the London Interbank Offered Rate applicable for the Interest Period selected by a Borrower, or by Administrative Borrower on behalf of such Borrower, as in effect two (2) Business Days prior to the commencement of the Interest Period, whether such rate is higher or lower than any rate previously quoted to any Borrower or Guarantor), and

(iii)	as to fees for Letter of Credit Obligations, a rate equal to the Applicable Margin for Letter of Credit Obligations then in effect;

(b)           If Borrowers fail to deliver the collateral reports required under Section 7.1(a), the Agent may elect to increase the Applicable Margins to their highest levels set forth in the definition of the term “Applicable Margins” (without regard to the amount of Excess Availability) effective as of the first Business Day of such month in which such failure occurred until such time as Administrative Borrower satisfies such delivery requirement; and

(c)           Notwithstanding anything to the contrary contained in clauses (a) and (b) of this definition, the Applicable Margins otherwise used to calculate the Interest Rate for Prime Rate Loans, Eurodollar Rate Loans and fees for Letter of Credit Obligations shall be the highest respective per annum rates set forth in the definition of “Applicable Margins” for each such category (without regard to the amount of Excess Availability) plus in each case two percent (2%) per annum, at Agent’s option, (i) either (A) without notice, for the period on and after the date of termination or non-renewal hereof until such time as all Obligations (other than contingent indemnification obligations not asserted or due) are paid and satisfied in full in immediately available funds, or (B) upon notice to the Administrative Borrower (which notice shall not be required if an Event of Default has occurred and is continuing under Sections 10.1(g) and (h) of this Agreement), for the period from and after the date of the occurrence of any Event of Default, and for so long as such Event of Default is continuing and (ii) on the Revolving Loans to any Borrower at any time outstanding in excess of the Borrowing Base of such Borrower or the Revolving Loan Limit of such Borrower (whether or not such excess(es) arise or are made with or without Agent’s or any Lender’s knowledge or consent and whether made before or after an Event of Default).

(g)  The definition of “Maximum Credit” set forth in Section 1 of the Loan Agreement is hereby amended by deleting the amount of “$100,000,000” set forth in the definition of “Maximum Credit” and replacing it with the amount of “$70,000,000”.

(h)  The definition of “Obligations” set forth in Section 1 of the Loan Agreement is hereby amended by adding the following new sentence to the end of such definition to read as follows:

“Obligations shall include all obligations, liabilities or indebtedness (contingent or otherwise) of any Borrower arising under or in connection with any Bank Products then provided or outstanding.”

 (i)  The definition of “Reserves” set forth in Section 1 of the Loan Agreement is hereby amended by (a) replacing the word “and” after clause (vi) therein with a semicolon and (b) amending and restating clause (ii) set forth in the second sentence of such definition and by adding a new clause (viii) at the end of the second sentence of such definition, in each case to read as follows:

“(ii) that the orderly liquidation value of the Equipment or fair market value or quick sale value of any of the Real Property as set forth in the most recent acceptable appraisals received by Agent with respect thereto has declined so that the then outstanding portion of the Revolving Loans attributable to the Fixed Asset Loan Value is greater than such percentage with respect to such appraised values as Agent used in establishing the Fixed Asset Loan Value multiplied by such appraised values;”

“and (viii) obligations, liabilities or indebtedness (contingent or otherwise) of any Borrower arising under or in connection with any Bank Products then provided or outstanding.”

(j)  The definition of “Revolving Loan Limit” set forth in Section 1 of the Loan Agreement is hereby amended by deleting the amount of “$100,000,000” set forth in the definition of “Revolving Loan Limit” and replacing it with the amount of “$70,000,000”.

(k)  Section 1 of the Loan Agreement is hereby amended by adding two new defined terms as follows in their proper alphabetical places:

“Bank Products” shall mean any services or facilities provided to a Borrower by the Agent or any of its Affiliates including (a) ACH transactions, (b) cash management services, including, without limitation, controlled disbursement services, treasury, depository, overdraft, and electronic funds transfer services, (c) foreign exchange facilities, (d) credit or debit cards, (e) credit card processing services, (f) purchase cards, (g) merchant services, (h) factoring, and (i) leasing.

“Fixed Asset Loan Value” shall mean the initial amount of $10,000,000 as reduced from time to time pursuant to Section 2.5.

(l)  Section 2 of the Loan Agreement is hereby amended by adding a new Section 2.5 to the end thereof to read as follows:

“2.5.           Amortization of Fixed Asset Loan Value.   The Fixed Asset Loan Value shall be reduced on the first Business Day of each month, commencing on the first Business Day of September, 2010, by an amount equal to $166,666.67 for each such month.  Notwithstanding the foregoing, in the event of any disposition, condemnation or casualty of Equipment of a Borrower (or in the event of receipt of any condemnation awards or casualty insurance proceeds in respect thereof), and the value of which Equipment has been included in determining the Fixed Asset Loan Value, then the Fixed Asset Loan Value shall be reduced by an amount equal to the value of such Equipment, as determined by Agent, attributable to the Fixed Asset Loan Value and such reduction shall be allocated to the monthly installments described above ratably against all such installments.”

(m)  Section 3.2(a) of the Loan Agreement is hereby amended by (a) deleting the language “three-eights of one percent (0.375%)" and replacing it with the language “one quarter of one percent (0.25%)” and (b) deleting reference to the amount of “$100,000,000” set forth therein and replacing it with the amount of “$70,000,000”.

 (n)  Section 3.2(c) of the Loan Agreement is hereby amended and restated to read as follows:

“Borrowers shall pay to Agent a monthly servicing fee in the amount of $1,000 per month, payable in advance on the first day of each month (commencing on September 1, 2010), which fee shall be fully earned when paid and nonrefundable.  The foregoing fee shall replace the monthly account servicing fee set forth in the Fee Letter.”

             (o)  Section 6.4(a) of the Loan Agreement is hereby amended by amending and restating the categories designated as “fourth”, “fifth” and “sixth” to read as follows:

“fourth, to pay principal due in respect of the Loans (and at any time an Event of Default exists or has occurred and is continuing, to provide cash collateral for any Letter of Credit Obligations) in such order as Agent shall determine unless otherwise expressly provided in this Agreement, to pay or prepay Obligations arising under or pursuant to any Hedge Agreement of a Borrower with Agent, any Lender, any Affiliate of any Lender or any other financial institution or acceptable to Agent (up to the amount of any then effective Reserve established in respect of such Obligations) and to pay or prepay Obligations arising under or pursuant to any Bank Products (up to the amount of any then effective Reserve established in respect of such Obligations), on a pro rata basis (as between the Loans and Obligations under any Hedge Agreement and Bank Products); and fifth, to pay or prepay any other Obligations including Obligations arising under or pursuant to Hedge Agreements and Bank Products (other than to the extent provided for above) on a pro rata basis

             (p)  Section 7.1(a)(ii) of the Loan Agreement is hereby amended by (a) replacing the word “and” after clause (C) therein with a semicolon and (b) adding a new clause (E) to the end thereof to read as follows:

“and (E) a borrowing base certificate substantially in the form of Exhibit E to this Agreement”;

         (q)      Section 9.10 of the Loan Agreement is hereby amended by adding a new clause, Sections 9.10(m), at the end of Section 9.10 to read as follows:

    “(m) repurchases of Capital Stock permitted under Section 9.11.

    (r)  Section 9.11 of the Loan Agreement is hereby amended by adding two new clauses, Sections 9.11(e) and (f), at the end of Section 9.11 to read as follows:

“(e) Administrative Borrower may repurchase its own Capital Stock from any Person for cancellation; provided, that, as to any such repurchase, each of the following conditions is satisfied: (i) as of the date of the payment for such repurchase and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing, (ii) such repurchase shall be paid with funds legally available therefore, (iii) such repurchase shall not violate any law or regulation or the terms of any material indenture, agreement or undertaking to which such Borrower is a party or by which such Borrower or its property are bound, (iv) as of the date of any repurchase and after giving effect thereto, Borrowers have aggregate Excess Availability equal to at least $7,500,000 and (v)  Borrowers and their Subsidiaries on a consolidated basis have, at the end of the calendar month most recently ended for which financial statements are available, a Fixed Charge Coverage Ratio for the 12-month period then ending of not less than 1.0:1.0, after giving pro forma effect to such repurchase, provided, further, that satisfaction with this clause (v) shall not be required to the extent that as of the date of any repurchase and after giving effect thereto, Borrowers have aggregate Excess Availability equal to at least $10,000,000.

(f) Administrative Borrower may pay dividends to holders of its Capital Stock; provided, that, as to any such payment of dividends, each of the following conditions is satisfied: (i) as of the date of the payment of such dividend and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing, (ii) such dividend shall be paid with funds legally available therefore, (iii) payment of such dividend shall not violate any law or regulation or the terms of any material indenture, agreement or undertaking to which such Borrower is a party or by which such Borrower or its property are bound, (iv) as of the date of any payment of such dividend and after giving effect thereto, Borrowers have aggregate Excess Availability equal to at least $7,500,000 and (v)  Borrowers and their Subsidiaries on a consolidated basis have, at the end of the calendar month most recently ended for which financial statements are available, a Fixed Charge Coverage Ratio for the 12-month period then ending of not less than 1.0:1.0, after giving pro forma effect to such dividend, provided, further, that satisfaction with this clause (v) shall not be required to the extent that as of the date of any dividend and after giving effect thereto, Borrowers have aggregate Excess Availability equal to at least $10,000,000.”

       (s)   Section 9.17 of the Loan Agreement is hereby amended and restated to read as follows:

    “9.17   [Intentionally Deleted]”

       (t)   Section 9.18 of the Loan Agreement is hereby amended and restated to read as follows:

    “9.18           Minimum Fixed Charge Coverage Ratio.  To the extent Excess Availability falls below $10,000,000 at any time, Borrowers and their Subsidiaries on a consolidated basis shall be required to have, at the end of each calendar month (commencing with the calendar month most recently ended for which financial statements are available and continuing through the month ending after the date on which Excess Availability is in excess of $10,000,000), a Fixed Charge Coverage Ratio for the 12-month period then ending of not less than 1.0:1.0.”

       (u)  Section 9.19 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“9.19           Cash Management.         Borrowers shall transfer all of their cash management services (including, without limitation, lock box accounts, other blocked accounts and controlled disbursement services)  to Wells Fargo Bank on or prior to November 15, 2010”.

       (v)   Section 13.1(a) of the Loan Agreement is hereby amended by amending and restating the first sentence of such Section 13.1(a) to read as follows:

“This Agreement and the other Financing Agreements shall become effective as of the date set forth on the first page hereof and shall continue in full force and effect for a term ending on August __, 2015 (the “Renewal Date”), and from year to year thereafter, unless sooner terminated pursuant to the terms hereof.  ”

           (w)   Section 13.1(c) of the Loan Agreement is hereby amended by amending and restating the early termination fee grid set forth therein to read as follows:

Amount	Period
(i) 1.0% of Maximum Credit	From August 17, 2010 to and including August 16, 2011
(ii) 0.50% of Maximum Credit	From and after August 17, 2011 to and including August 16, 2012
(iii) 0.25% of Maximum Credit	From and after August 17, 2012 to the end of the then current term (excluding the last 30 days of the then current term).

       (x)  The Loan Agreement is hereby amended by adding a new Exhibit E to the Loan Agreement (Borrowing Base Certificate) in the form of Annex I hereto.

SECTION 2   Conditions to Effectiveness.  The effectiveness of the amendments set forth in Section 1 above are subject to the satisfaction of each of the following conditions and in each case in form and substance, and with results, satisfactory to Agent:

       (a)   Agent shall have received a duly executed counterpart of this Amendment from Borrowers, KER and Lenders;

       (b)   Agent shall have received an amendment fee equal to $350,000 for the ratable benefit of the Lenders executing this Amendment, which fee shall be earned in full and payable on the date hereof;

       (c)   Agent shall have received an officer’s certificate certifying (and attaching) resolutions of the Borrowers approving the transactions contemplated by this Amendment and an incumbency of officers, in form and substance satisfactory to the Agent;

       (d)   Agent shall have received an updated Information Certificate;

       (e)   Wells Fargo Capital Finance, LLC shall have received assignments from the other Lenders, assigning all Loans and Commitments of such Lenders to Wells Fargo Capital Finance, LLC; and

    (f)   Borrowers shall have paid in full the remaining principal balance of the Term Loans under the Loan Agreement, together with all accrued and unpaid interest thereon.

SECTION 3    Representations, Warranties and Covenants.  In order to induce Agent and Lenders to enter into this Amendment, Borrowers and KER represent, warrant and covenant to Agent and Lenders, upon the effectiveness of this Amendment, which representations, warranties and covenants shall survive the execution and delivery of this Amendment that:

       (a)   No Default; etc.  No Default or Event of Default has occurred and is continuing after giving effect to this Amendment or would result from the execution or delivery of this Amendment or the consummation of the transactions contemplated hereby.

       (b)   Corporate or Limited Liability Company Power and Authority; Authorization.  Each Borrower and KER have the power and authority to execute and deliver this Amendment and to carry out the terms and provisions of the Financing Agreements, as amended by this Amendment, to which they are a party and the execution and delivery by such Borrower and KER of this Amendment, and the performance by such Borrower and KER of their obligations hereunder have been duly authorized by all requisite action by such Borrower and KER.

       (c)   Execution and Delivery.  Each Borrower and KER have duly executed and delivered this Amendment.

       (d)   Enforceability.  This Amendment constitutes the legal, valid and binding obligations of each Borrower and KER, enforceable against each Borrower and KER in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ right generally, and by general principles of equity.

       (e)   Representations and Warranties.  All of the representations and warranties contained in the Financing Agreements (other than those which speak expressly only as of a different date) are true and correct as of the date hereof after giving effect to this Amendment and the transactions contemplated hereby.

SECTION 4   Miscellaneous.

       (a)   Effect; Ratification.  Borrowers acknowledge that all of the reasonable legal expenses incurred by Agent in connection herewith shall be reimbursable under Section 9.23 of the Loan Agreement.  The amendments set forth herein are effective solely for the purposes set forth herein and shall be limited precisely as written, and shall not be deemed to (i) be a consent to any amendment, waiver or modification of any other term or condition of any Financing Agreement or (ii) prejudice any right or rights that any Lender may now have or may have in the future under or in connection with any Financing Agreement.  Each reference in the Financing Agreements to “this Agreement”, “herein”, “hereof” and words of like import shall mean such Financing Agreement as amended hereby.  This Amendment shall be construed in connection with and as part of the Financing Agreements and all terms, conditions, representations, warranties, covenants and agreements set forth in the Financing Agreements, except as herein amended are hereby ratified and confirmed and shall remain in full force and effect.

       (b)   Counterparts; etc.  This Amendment may be executed in any number of counterparts, each such counterpart constituting an original but all together one and the same instrument.  Delivery of an executed counterpart of this Amendment by fax shall have the same force and effect as the delivery of an original executed counterpart of this Amendment.  Any party delivering an executed counterpart of this Amendment by fax shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability or binding effect of this Amendment.

       (c)   Governing Law.  This Amendment shall be deemed a Financing Agreement and shall be governed by, and construed and interpreted in accordance with the internal laws of the State of Illinois but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of Illinois.

       (d)   Reaffirmation.  Each Borrower and KER reaffirms all of its obligations under Section 14 of the Loan Agreement as a guarantor of the Obligations.

[Signature Pages Follow]

IN WITNESS WHEREOF, Agent, Lenders, Borrowers and KER have caused this Amendment No. 4 to Loan and Security Agreement to be duly executed as of the day and year first above written.

BORROWERS:

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

By:   /s/ Bert E. Downing, Jr.
Title:    VP - CFO
Name:  Bert E. Downing, Jr.

ENGINEERED WIRE PRODUCTS, INC.

By:   /s/ Bert E. Downing, Jr.
Title:     VP - Treasurer
Name:   Bert E. Downing, Jr.

F V STEEL AND WIRE COMPANY

By:   /s/ Bert E. Downing, Jr.
Title:     VP - Treasurer
Name:   Bert E. Downing, Jr.

KEYSTONE-CALUMET, INC.

By:    /s/ Bert E. Downing, Jr.
Title:      VP - CFO
Name:    Bert E. Downing, Jr.

Agreed and Acknowledged by:

KEYSTONE ENERGY RESOURCES, LLC

By:   /s/ Bert E. Downing, Jr.
Title:    VP - Treasurer
Name:  Bert E. Downing, Jr.

AGENT AND LENDERS:

WELLS FARGO CAPITAL FINANCE, LLC, as Agent and a Lender

By:   /s/ Laura Dixon
Title:    Vice President
Name:   Laura Dixon

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ANNEX I

Borrowing Base Certificate
(attached)

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